

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 20, 2017

<u>Via E-mail</u>
Mr. John S. Peterson
Chief Financial Officer
TopBuild Corp.
475 North Williamson Boulevard
Daytona Beach, FL 32114

> **Re: TopBuild Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-36870**

Dear Mr. Peterson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and
Construction